January 28, 2015

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Valerie J. Lithotomos

Re:	Highland Funds II (the “Registrant”)

Post-Effective Amendment No. 130 to Registration Statement on Form N-1A

(File Nos. 333-51308 and 811-07142)

Dear Ms. Lithotomos:

On behalf of the Registrant, we are filing this letter to respond in writing to the staff’s (the “Staff”) comments to the Registration Statement filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-14-429632) with the Securities and Exchange Commission (the “SEC”) on December 1, 2014 (the “Registration Statement Amendment”) for Highland Global Allocation Fund, a series of the Registrant (the “Fund”). The Staff’s comments were conveyed to me by telephone on January 15, 2015.

Below are the Staff’s comments on the Registration Statement Amendment and the Registrant’s responses thereto.

Prospectus Comments - Principal Investment Strategies

1.        Staff Comment:     Please insert “(plus any borrowings for investment purposes)” to the second sentence of the first paragraph, which states, “[u]nder normal market conditions, the Fund intends to invest at least 50% of its net assets in equity securities and at least 40% of its net assets in securities of non-U.S. issuers.”

Response:         The disclosure has been revised as requested.

2.        Staff Comment:     Please confirm whether the changes to the investment strategies of the Fund to permit it to borrow for investment purposes required a vote by the Fund’s shareholders.

Response:         The Registrant respectfully directs the Staff’s attention to the following disclosure on page 3 of the Fund’s Statement of Additional Information:

“In contrast, certain other investment restrictions, as well as the investment policies, of the Fund are not fundamental and may be changed by the Trust’s Board of Trustees (the “Board”) without shareholder approval (emphasis added).”

The Registrant respectfully also directs the Staff’s attention to the Fund’s fundamental restriction #1, which states:

“1. The Fund may not borrow money, except that the Fund may (a) borrow from banks (as defined in the 1940 Act) and through reverse repurchase agreements in amounts up to 33 1/3% of its total assets (including the amount borrowed), (b) borrow amounts equal to an additional 5% of its total assets for temporary purposes, (c) invest in permitted leveraged investments, (d) engage in transactions in mortgage dollar rolls and other similar transactions, and (e) engage in other transactions that may entail borrowing or otherwise borrow money to the extent permitted by applicable law (emphasis added).”

The changes to the investment strategies of the Fund to permit it to borrow for investment purposes did not require a vote by the Fund’s shareholders. The Registrant’s Board of Trustees approved the change to the Fund’s non-fundamental investment strategies to permit the Fund to borrow for investment purposes to the extent permitted under its fundamental investment restriction #1.

Statement of Additional Information Comment – Management of the Trust

3.        Staff Comment:     In the table under the first paragraph, the seventh column entitled “Experience, Qualifications, Attributes, Skills for Board Membership,” please add “During the Past Five Years” and confirm that the description of such experience for each trustee covers the requisite time period.

Response:         The disclosure has been revised and confirmed as requested.

*        *        *

Please note that the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in its filings;
•	comments of the Staff or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and
•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

If you should have any questions, please do not hesitate to contact me at (617) 662-7193.

Very truly yours,

/s/ Karen Jacoppo-Wood
Karen Jacoppo-Wood
Vice President

Enclosures

cc:	Ethan Powell, Highland Capital Management Fund Advisors, L.P.

Brian Mitts, Highland Capital Management Fund Advisors, L.P.

Brian McCabe, Esq., Ropes & Gray LLP